Filed by ReShape Lifesciences Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReShape Lifesciences Inc.

Commission File No.: 001-37897

ReShape Lifesciences® Announces Partial Adjournment of Special Meeting of Stockholders

Partial Adjournment for Proposal 2, Asset Sale Proposal, and Proposal 3, Charter Amendment
Proposal; All Other Proposals Required for Merger Were Approved

Stockholders are encouraged to vote FOR Proposals 2 and 3 by Calling 1-877-750-8310 (from the U.S. and Canada) or +1-412-232-3651 (from other countries)

IRVINE, Calif., July 24, 2025 -- ReShape Lifesciences® (Nasdaq: RSLS), the premier physician-led weight loss and metabolic health solutions company, today announced that it conducted a Special Meeting of Stockholders and partially adjourned the meeting for Proposal 2, the proposal to approve the sale of substantially all of ReShape’s assets to Ninjour Health International Limited, an affiliate of Biorad Medisys, Pvt. Ltd. (Asset Sale Proposal), and Proposal 3, the proposal to approve and adopt proposed amendments to ReShape’s certificate of incorporation in connection with ReShape’s proposed merger (Merger) with Vyome Therapeutics, Inc. (Charter Amendment Proposal). All other proposals required for the Merger were approved by stockholders.

ReShape adjourned the Special Meeting of Stockholders with respect to the Asset Sale Proposal and Charter Amendment Proposal to allow additional time to solicit proxies with respect to these proposals. Approval of the Asset Sale Proposal and the Charter Amendment Proposal are conditions to the consummation of the Merger.

Addressing the Company’s stockholders, Paul F. Hickey, President and Chief Executive Officer of ReShape Lifesciences, noted, “Our ability to complete the Merger, which we believe will maximize value for our stockholders, is contingent upon approval of the Asset Sale Proposal and the Charter Amendment Proposal. Your vote for the Asset Sale Proposal is key to the Merger, and your vote for the Charter Amendment Proposal is important for the operation of the combined company following the Merger.”

The Special Meeting of Stockholders will resume with respect to the Asset Sale Proposal and the Charter Amendment Proposal on Thursday, August 7, 2025 at 11:30 a.m. Eastern Time. The reconvened meeting will be held virtually at www.virtualshareholdermeeting.com/RSLS2025SM. The record date for determining stockholders eligible to vote at the Special Meeting of Stockholders remains the same, June 9, 2025.

ReShape encourages all stockholders of record as of June 9, 2025 that have not yet submitted proxies to submit proxies in favor of the Asset Sale Proposal and the Charter Amendment Proposal and to do so promptly. Those who voted against these proposals are asked to please reconsider their votes based on the factors described in this press release.

The proxy statement for the Special Meeting of Stockholders of ReShape filed on June 24, 2025 contains important information, and this press release should be read in conjunction with the proxy statement, which, along with other relevant materials, is available at no charge at the U.S. Securities and Exchange Commission’s website www.sec.gov and at the Company’s website https://ir.reshapelifesciences.com/financial-information/sec-filings.

YOUR VOTE IS VERY IMPORTANT!

Stockholders can vote by telephone, or via the Internet.

Please follow the easy instructions on the proxy card or voting instruction form previously sent.

For any questions or assistance in voting shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-750-8310 (from the U.S. and Canada)

or +1-412-232-3651 (from other countries)

About Vyome

Vyome Therapeutics is building a healthcare platform spanning the US-India innovation corridor. Vyome’s immediate focus is leveraging its clinical-stage assets to transform the lives of patients with immune-inflammatory conditions. By applying groundbreaking science and its unique positioning across the US-India innovation corridor, Vyome seeks to deliver lasting value to shareholders in a hyper cost-efficient manner while upholding global standards of quality and safety. Based in Cambridge, MA, the company has announced its intent to be listed on the Nasdaq exchange under the ticker ‘HIND’ pursuant to a reverse merger with ReShape Lifesciences Inc. (Nasdaq: RSLS) in early 2025. To learn more, please visit www.vyometx.com

About Biorad Medisys

Biorad Medisys Pvt. Ltd.® is a rapidly growing med-tech company dedicated to redefining healthcare standards with precision-engineered medical devices backed by rigorous scientific research. It operates three business units – Indovasive, Orthovasive and Neurovasive. Indovasive offers consumables and equipment in Urology and Gastroenterology. The Orthovasive segment sells a complete range of Knee and Hip implants for both Primary and Revision surgeries. It has recently forayed into Neurovascular BU for selling a wide portfolio of products in peripheral vascular, neurovascular and rehabilitation segments. It has two manufacturing facilities in India and is currently exporting to 50+ countries. To realize its global expansion strategy, it recently acquired a Swiss based company, Marflow, which specializes in commercialization of products in Urology & Gastroenterology.

About ReShape Lifesciences®

ReShape Lifesciences® is America’s premier weight loss and metabolic health-solutions company, offering an integrated portfolio of proven products and services that manage and treat obesity and metabolic disease. The FDA-approved Lap-Band® System provides minimally invasive, long-term treatment of obesity and is an alternative to more invasive surgical stapling procedures such as the gastric bypass or sleeve gastrectomy. The investigational Diabetes Bloc-Stim Neuromodulation™ (DBSN™) system utilizes a proprietary vagus nerve block and stimulation technology platform for the treatment of type 2 diabetes and metabolic disorders. The Obalon® balloon technology is a non-surgical, swallowable, gas-filled intra-gastric balloon that is designed to provide long-lasting weight loss. For more information, please visit www.reshapelifesciences.com.

Forward-Looking Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those discussed due to known and unknown risks, uncertainties, and other factors. These forward-looking statements generally can be identified by the use of words such as "expect," "plan," "anticipate," "could," "may," "intend," "will," "continue," "future," other words of similar meaning and the use of future dates. These and additional risks and uncertainties are described more fully in the company's filings with the Securities and Exchange Commission (SEC), including those factors identified as "risk factors" in our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. We are providing this information as of the date of this press release and do not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise, except as required by law.

Additional Information

In connection with the proposed Merger and sale of assets to Ninjour Health International Limited, an affiliate of Biorad Medisys Pvt. Ltd. (Asset Sale), ReShape filed with the SEC on June 24, 2025 and mailed or otherwise provided to its stockholders the joint proxy statement/prospectus (joint proxy statement/prospectus) and other relevant documents in connection with the proposed Merger and Asset Sale. Before making a voting decision, ReShape’s stockholders are urged to read the joint proxy statement/prospectus and any other documents filed by ReShape with the SEC in connection with the proposed Merger and Asset Sale or incorporated by reference therein carefully and in their entirety because they contain important information about ReShape, Vyome and the proposed transactions. Investors and stockholders may obtain a free copy of these materials and other documents filed by ReShape with the SEC at the SEC’s website at www.sec.gov, at ReShape’s website at www.reshapelifesciences.com, or by sending a written request to ReShape at 18 Technology Drive, Suite 110, Irvine, California 92618, Attention: Corporate Secretary.

CONTACTS

ReShape Lifesciences Investor Contact:
Paul F. Hickey

President and Chief Executive Officer

949-276-7223

ir@ReShapeLifesci.com

Investor Relations Contact:

Rx Communications Group

Michael Miller

(917)-633-6086

mmiller@rxir.com